

February 17, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Grayscale Sui Staking ETF Shares of Grayscale Sui Staking ETF (name to be changed from Grayscale Sui Trust (SUI)), under the Exchange Act of 1934.

Sincerely,

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**